Chris Lucas Group Finance Director 1 Churchill Place London E14 5HP

Mr J Nolan

Senior Assistant Chief Account

Division of Corporation Finance

Securities and Exchange Commission

Washington D.C. 20549

USA

23 March 2011

Dear Mr Nolan,

Thank you for your letter of 22 March 2011 confirming that you do not have any additional comments regarding the accounting for Protium at the present time.

We will continue to evaluate the effects of not consolidating Protium on an ongoing basis and, if the matter becomes material in the future, will re-consider the accounting at that time. Furthermore, we will keep you appraised of any significant discussions or changes in our agreement with Protium that may affect our accounting for the Protium loan.

Yours sincerely,

/s/ Chris Lucas

Cc David Irving